March 11, 2019

Timothy Orr
President and Chief Executive Officer
GridIron BioNutrients, Inc.
1119 West 1st Ave., Ste. G
Spokane, WA 99021

       Re: GridIron BioNutrients, Inc.
           Registration Statement on Form S-1
           Filed March 4, 2019
           File No. 333-230069

Dear Mr. Orr:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Thomas E. Puzzo, Esq.